THOMAS E. BOCCIERI
Attorney At Law
561 Schaefer Avenue
Oradell, NJ 07649
201/983-2024
Fax No. 201/265-6069

January 22, 2007

George K. Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Via Fax to 202-772-9368/0297
and
Via EDGAR

RE: US PRECOUS METALS, INC.
Form 10-KSB for fiscal year ending May 31, 2007
File September 13, 2007
File No. 000-50703
SEC Comment Letter dated January 22, 2008

Dear Mr. Schuler:

This office represents the subject company. Please be advised that said company intends to comply with the requests contained in the subject comment letter. However, the company's principal who is qualified to make the changes is presently out of the country on company business.

Accordingly, we are asking for a 30 day extension to respond the Staff's letter.

Thank you. I remain

Very truly yours,

Thomas E. Boccieri

cc: Jack Wagenti (via email)
Peter Toscano (via email)
David Burney (via email)